UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Chief Financial Officer

Mr. Zhitian Zhang (“Mr. Zhang”) resigned as Chief Financial Officer of Polibeli Group Ltd (the “Company”) effective as of May 15, 2026. Mr. Zhang resigned for personal reasons and there were no disagreements between Mr. Zhang and the Company. His departure was not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices. On May 15, 2026, the board of directors (the “Board”) appointed Mr. Hua Chen, the Company’s Chief Executive Officer, to work with the financial controller of the Company to assume the duties as principal financial officer and principal accounting officer of the Company during the interim period until the Board identifies and appoints a potential candidate to assume the role of Chief Financial Officer. On June 8, 2026, the Board approved the appointment of Ms. Meijun Liang (“Ms. Liang”) as the new Chief Financial Officer of the Company to replace Mr. Hua Chen with immediate effect.

Between February 2026 and June 2026, Ms. Liang served as the Company’s Financial Controller. Prior to joining the Company, Ms. Liang served as the Regional Finance Director of the overseas operations of Xingyun International Company Limited (“Xingyun”), the controlling shareholder of the Company, from September 2025 to January 2026. Prior to joining Xingyun, Ms. Liang served as Head of Finance and Tax at Nature Home Holding Company Limited, a leading provider of integrated home furnishing solutions, from March 2022 to September 2025. From November 2020 to March 2022, Ms. Liang served as Finance Manager at Transsnet Financial Service, a joint venture between NetEase, Inc. and Transsion Holdings Co., Ltd. focused on mobile internet services in Africa. Ms. Liang has over ten years of financial management experience across multiple industries and geographies, with particular expertise in consolidated financial reporting, budgeting, tax planning, financial digitalization, and IPO and capital markets support. Ms. Liang holds a B.B.A. in Finance Management from Guangdong University of Finance and Economics.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
		Name:	Fucheng Yan
		Title:	Chairman and Director

Date: June 8, 2026

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